Mara Ransom, Assistant Director
Ronald E. Alper, Staff Attorney
Lilyanna L. Peyser, Staff Attorney
Mail Stop 3561
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

VIA EDGAR AND FEDERAL EXPRESS

RE:	ZAGG Inc
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 25, 2011
Proxy Statement on Schedule 14A
Filed May 2, 2011
Forms 10-Q for the Quarterly Periods Ended March 31, 2011, and June 30, 2011
Filed May 10, 2011, and August 15, 2011
File No. 001-34528

Dear Ms. Ransom, Mr. Alper, and Ms. Peyser:

This letter responds to the letter of the Commission staff (the “Staff”) dated September 21, 2011 (the “Comment Letter”), with regard to the above-referenced Annual Report on Form 10-K (the “Annual Report” or “Form 10-K”)), Proxy Statement on Schedule 14A (the “Proxy Statement”), and the Quarterly Reports on Form 10-Q (each a “Quarterly Report”) filed by ZAGG Inc (the “Company” or “ZAGG”), SEC File No. 001-34528, and contains the Company’s responses to the Staff’s comments.

Below, the Company presents each comment provided by the Commission and the Company’s response.

Comments and Responses for Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1.  Business

1.	Comment – Please disclose the basis for your use of the phrase “amazing success of the invisibleShield.”

Response – In the Annual Report as filed, the disclosure noted above reads as follows:  “Given the amazing success of the invisibleSHIELD, ZAGG has the unique opportunity to offer additional accessories from a trusted source to gadget enthusiasts worldwide.” Prior to the above statement within Item 1, the Company described in detail the history of the invisibleSHIELD, its use to protect commercial products such as iPods, iPads, laptops, cell phones, digital cameras, watch faces, GPS systems, gaming devices, and other mobile devices, and that the invisibleSHIELD is considered by the Company to be our “flagship product.”

Although the product has been successful in the eyes of the Company from a technological and consumer product application perspective, our use of the phrase “amazing success” refers specifically to the sales of the invisibleSHIELD. In Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), of the Annual Report (p. 25-26), Management disclosed total sales for the years ended December 31, 2010 and 2009, to be $76,135,025 and $38,361,747, respectively, and that sales of invisibleSHIELDs constituted 91% and 95%, respectively, of the total sales for each year. Information has been provided to enable financial statement users to calculate the sales from invisibleSHIELDs for the years ended December 31, 2010 and 2009, to be $62,282,573 and $36,443,660, respectively, an increase of 90% year-over-year. Management considers this increase in sales to constitute “amazing success of the invisibleSHIELD.”

Although this information was provided in another section of the Annual Report, namely in the MD&A section, it was not included in the Business section as noted by the Commission.  In all future filings on Form 10-K or other filings, the Company will clarify that comments relating to the success of the invisibleSHIELD relate to its sales, with a reference to the disclosures in the relevant sections of those reports.

Government Regulations, page 8

2.
Comment – Please revise your disclosure to identify the environmental protection regulations to which you are subject. It is difficult to distinguish from the disclosure the difference in impact on your business of workplace protection regulations and environmental protection regulations.

Response – In the Form 10-K as filed, the disclosure noted above reads as follows:  “Our operations are subject to various federal, state and local employee workplace protection regulations including those of the Occupational Safety and Health Administration (“OSHA”). We believe that compliance with federal, state and local environmental protection regulations will not have a material adverse effect on our capital expenditures, earnings and competitive and financial position. Although we believe that our worker and employee safety procedures are adequate and in compliance with law, we cannot completely eliminate the risk of injury to our employees, or that we may occasionally, unintentionally, be out of compliance with application law. In such event, we could be liable for damages or fines or both.”

Management does not believe it is subject to any federal or other environmental protection laws that would impact the Company.  This section was intended to discuss only those OSHA regulations related to employees. Thus, the disclosure should read as follows where “environmental protection” has been replaced with “OSHA” in the second sentence:  “Our operations are subject to various federal, state and local employee workplace protection regulations including those of the Occupational Safety and Health Administration (“OSHA”). We believe that compliance with federal, state and local OSHA regulations will not have a material adverse effect on our capital expenditures, earnings and competitive and financial position. Although we believe that our worker and employee safety procedures are adequate and in compliance with law, we cannot completely eliminate the risk of injury to our employees, or that we may occasionally, unintentionally, be out of compliance with applicable law. In such event, we could be liable for damages or fines or both.”

Management will incorporate this change in all future filings on Form 10-K or other filings that include this information.

Recent Developments, page 9

HzO Transaction, page 10

3.	Comment – Please disclose HzO’s business and products.

Response – The disclosures in the Form 10-K related to HzO, Inc. (“HzO”), were included to describe a transaction that occurred during fiscal year 2010.  In the Recent Developments Section, the Company stated the following:  “On November 18, 2010, we filed a Current Report on Form 8-K to disclose the conversion of a bridge loan into shares of HzO Series A Preferred Stock, and the resulting acquisition of 55% of HzO by us. The assets acquired consisted of approximately $150,000 in equipment and certain intangible assets. As such, we determined that we were not required to file an amendment to the Current Report to provide separate financial information relating to HzO. All required financial information relating to HzO is included in the financial statements and related footnotes of this Report.”

By way of background, HzO is engaged in the development of water blocking coating technologies for consumer and industrial applications. At December 31, 2010, HzO’s water blocking technology was not commercially ready for distribution, and operations included in the December 31, 2010, financial statements were insignificant ($0 revenue and only $35,301 net loss attributable to ZAGG shareholders).

As HzO’s technology development progresses, management will continue to assess its materiality to the Company, and will provide additional disclosures as required pursuant to the Commission’s rules and regulations.  We anticipate that such a future disclosure would include the following information (although the Company will update and revise it as necessary):

HzO Inc. – HzO is engaged in the development of water blocking technologies for consumer and industrial applications. Currently, HzO’s sole product is being developed for commercial use and is a water blocking coating whose application is for both consumer and industrial products.

Item 1A.  Risk Factors, page 10

4.
Comment – We note your statement on page 25 that “[a]s we continue to grow our business, we will have increased sales to our indirect customers which will continue to put pressure on our gross profit margins. There are no assurances that we will continue to recognize similar gross profit margins in the future.” Please revise your risk factors to fully discuss this risk.

Response – In the Form 10-K as filed, the description of the impacts on gross profit margin is found within the MD&A, although not specifically referenced in the Risk Factors section.  Nevertheless, the Company provided information relating to its anticipated increases in sales to indirect customers, as well as an explanation of the reasons ( e.g. lower average selling price) why sales to indirect customers could result in lower gross profit margins, as well as a risk factor-like statement that there can be no assurance of similar gross profit margins in the future.

In all future filings on Form 10-K or other filings where risk factor disclosures are required, Management will include a risk factor relating to reduced gross profit margins attributable to the impact of sales to indirect customers.  We anticipate that such a risk factor would include the following information (although the Company will update and revise it as necessary):

As we continue to grow our business, increased sales to indirect customers may put pressure on our gross profit margins. Sales of products through indirect customers typically result in increased sales volume, but at lower margins than sales directly to end customers. As the Company expands and continues to grow existing relationships with indirect customers, increases in sales to our indirect customers likely will adversely impact our gross profit margins.  Accordingly, there is no assurance that we will continue to recognize similar gross profit margins in the future to those currently being realized.

Item 3.  Legal Proceedings, page 17

5.	Comment – Please revise your disclosure to identify the defendants in the patent infringement litigation. See Item 103 of Regulation S-K.

Response – Item 103 of Regulation S-K states that registrants should “describe briefly any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the registrant or any of its subsidiaries is a party or of which any of their property is the subject.” Additionally, Instruction No. 2 to Item 103 states that “no information need be given with respect to any proceeding that involves primarily a claim for damages if the amount involved, exclusive of interest and costs, does not exceed 10 percent of the current assets of the registrant and its subsidiaries on a consolidated basis.”

In both the Utah and California patent infringement cases, the computation of the damages for the Company’s patent infringement claims requires extensive discovery and review of the information produced in discovery.  Discovery in both lawsuits is in the initial stages.  As such, any amounts that could accrue to the Company has been determined by the Company to not be estimable.  The Company will continue to review the information produced in the discovery phase of each case, and will update its disclosures as required under Item 103 of Regulation S-K, including the names of the parties and the court file numbers.

Recent Sales of Unregistered Securities, page 19

6.
Comment – Please ensure that you provide all of the disclosure required by Item 701 of Regulation S-K with respect to each issuance, including the date of issuance and the person or category of persons to whom each issuance was made, and state briefly the facts relied upon to make the exemptions from registration available.

Response – As requested, the Company will ensure in future filings that the disclosures required by Item 701 relating to sales of unregistered securities will be provided, including details regarding the purchasers or recipients of the securities; the consideration paid (if any); and a discussion of the facts which permitted the exemption from the registration requirements.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Overview

7.
Comment – We believe that your overview could be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focuses in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements. It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks. Therefore, in future filings please give consideration to providing:

●
An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management’s view of the implications and significance of the information; and

●
A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

Response – Management regularly reviews the MD&A section with an eye to improving its disclosures, and will continue to review the sources cited in the Staff’s letter, including Item 303 and Release No. 33-8350 as we prepare the MD&A section in future filings.  Management will incorporate the above comments into future filings under Form 10-K, 10-Q, and other forms requiring these disclosures.

Results of Operations, page 25

Operating Expenses, page 26

8.	Comment – Please revise your disclosure to provide more detail on the reasons for the 54% increase in salaries and related taxes.

Response – In the Form 10-K as filed, the disclosure referenced above states the following:  “For the year ended December 31, 2010, salaries and related taxes increased by $2,241 to $6,389 from $4,148 for the year ended December 31, 2009, which includes $993 in expenses related to the issuance of common stock and options to our employees. We have added additional staff during 2010 to accommodate our continued growth.”

The most significant factor impacting the increase in salaries and related taxes is the steady increase in the number of employees, which directly impacted the increase in aggregate salaries and related taxes, and the amount of share-based payment expense.  As disclosed in the Annual Report, the number of employees increased by 59 (from 97 to 156) from December 31, 2009, to December 31, 2010. In the “Employees” section on page 8, we stated the number of employees, both full- and part-time, in addition to the statement in the Operating Expenses section about adding additional staff (see the language quoted above).   In future filings, Management will clarify the reasons for any increases or decreases in salaries and related taxes.

Liquidity and Capital Resources, page 28

9.
Comment – Items 303 (a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Please expand your disclosure to discuss the current and potential future impact on your liquidity and capital resources of the trends in your industry, as well as of recent trends and conditions in the economic environment, including the financial and credit markets.

Response – In the Annual Report as filed, Management included in the “Liquidity and Capital Resources” section of MD&A a discussion of the company’s then-current and anticipated obligations, as well as the anticipated sources of the funds needed to fulfill those commitments.  The Company discussed its increases in inventory to meet anticipated increases in sales, as well as the increase in accounts receivable in connection with factors such as increased sales to indirect channel customers.

By comparing the current and prior period balance sheets included in the consolidated financial statements, Management believes that financial statement users will be able to note that the mix and cost of capital resources changed very little from year to year, and that the Company carried no debt at December 31, 2009. Additionally, despite the limited use of external financing, the Company disclosed the terms of the outstanding debt agreement, including interest terms and maturity.

Moreover, the Company disclosed that it expected to be able to meet all current and future obligations based on the current level of operations using cash generated from operations, cash on hand, and amounts available under the line of credit.

In addition, in the “Risk Factors” section of the Annual Report, the Company included the following discussion of certain applicable trends, such as seasonality of sales, and general economic conditions beyond the Company’s control:

Because we experience seasonal and quarterly fluctuations in demand for our products, no one quarter is indicative of our results of operations for the entire fiscal year.

Our quarterly results may fluctuate quarter to quarter as a result of market acceptance of our products, the mix, pricing and presentation of the products offered and sold, the hiring and training of additional personnel, the timing of inventory write downs, the cost of materials, the incurrence of other operating costs and factors beyond our control, such as general economic conditions and actions of competitors. We are also affected by seasonal buying cycles of consumers, such as the holiday season, and the introduction of popular consumer electronics, such as a new introduction of products from Apple Corporation.  Accordingly, the results of operations in any quarter will not necessarily be indicative of the results that may be achieved for a full fiscal year or any future quarter.

Given the Company’s capital resources and operations at December 31, 2010, and in light of the disclosures included in the Annual Report as referenced above, Management believes that the disclosures appropriately addressed items that could materially impact the Company’s liquidity.

In future filings, Management will provide disclosures relating to the trends and conditions in the economy in general, including the financial and credit markets, as they relate to the Company’s activities.  Additionally, the Company will include disclosure to the effect that the Company’s ability to satisfy its obligations also depends upon the Company’s future performance, which in turn is subject to general economic conditions and risks, and to financial, business and other factors affecting our operations, including factors beyond our control, with a cross-reference to the “Risk Factors” section of the report.

Item 9A.  Controls and Procedures, page 30.

10.
Comment – We note in your disclosure that your “principal executive officer and principal financial officer concluded that [y]our disclosure controls and procedures are effective to ensure that information required to be included [y]our reports…is recorded, processed, summarized, and reported as specified in the SEC’s rules and forms.”  Please confirm, if true, that your officers concluded that your disclosure controls and procedures also were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding required disclosure. In addition, please revise your disclosure in future filings accordingly.  Refer to Exchange Act Rule 13a-15(e).

Response – In the Form 10-K as filed, the disclosure reads as follows:  “Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our reports filed or submitted under the Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported as specified in the SEC’s rules and forms.”

We confirm that our officers concluded that our disclosure controls and procedures also were effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our Management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

In future filings, Management will include the following to replace the above disclosure:  “Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported as specified under the SEC’s rules and forms.”

Additionally, we will include a statement of whether our disclosure controls and procedures were effective to ensure that the information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal officer and principal financial officer, to allow timely decisions regarding required disclosure, as required by Exchange Act Rule 13a-15(e).

11.
Comment – We note your statement that a “control statement, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the internal control system’s objectives will be met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure on Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website.

Response – In the Form 10-K as filed, the disclosure states the following:  “Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls also can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls.”

Based on the Staff’s comment, Management will add the following in the “Controls and Procedures” section in future filings on Form 10-K:  “However, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.”  Additionally, we will include a statement about our Chief Executive Officer’s and Chief Financial Officer’s conclusions of whether our disclosure controls and procedures are effective at that reasonable assurance level.

Signatures, page 35

12.
Please confirm that, in addition to signing on behalf of the company, Mr. Pedersen also signed the form 10-K in his individual capacity as the principal executive officer of the company. Please revise your signature page accordingly in future filings. Refer to form 10-K.

Response – We confirm that Mr. Pedersen signed the Form 10-K in his individual capacity as the CEO of ZAGG. We will revise the signature page in future filings on Form 10-K.

Exhibits 31.1 and 31.2

13.
Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. In future filings, for example, in paragraph 4(d) please refer to “generally accepted accounting principles.” In paragraph 4(d) refer to “financial reporting.” Refer to “certifying officer(s)” throughout.

Response – Management will ensure that the certifications in all future filings are exactly as set forth in the current Item 601(b)(31).

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

14.
We note your statement that “the Company does not expect to lose its rights to use the Internet address; however, there can be no assurance in this regard and such loss could have a material adverse effect on the Company’s financial position and results of operations.” Please revise your risk factors to fully discuss this risk.

Response – In the Form 10-K as filed, as the Staff points out, the above statement is found in Note 5 to the Financial Statements, though it is not discussed in the “Risk Factors” section in the body of the Report.  In all future filings on Form 10-K or other filings that include this information, we will discuss the potential risk in the “Risk Factors” section of the filing. Management anticipates that the risk disclosure will read as follows in future filings (updated as necessary):

The Company has contractual rights customary in the industry to use its Internet addresses, but if these rights were lost, the loss could have a material effect on the Company’s financial position and results from operations. The Company has protected the right to use its Internet addresses to the extent possible and the Company does not expect to lose its rights to use the Internet addresses.  However, there can be no assurance in this regard, and such loss could have a material adverse effect on the Company’s financial position and results of operations.

Forms 10-Q for the Quarterly Periods Ended March 31, 2011 and June 30, 2011

Item 4. Controls and Procedures

15.
We note your statement that a “control statement, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the internal control system’s objectives will be met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure on Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response – In the Quarterly Reports referenced above, the disclosures state the following:  “An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the internal control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.”

Following our review of SEC Release No. 33-8238 and the specific sections referenced by the Staff, and in response to the Staff’s comment, in future filings, management will include a statement that the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and a statement of whether the disclosure controls and procedures are effective at that reasonable assurance level.

Exhibits 31.1 and 31.2

16.
Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. In future filings, for example, please omit the title with the reference to Section 302 of the Sarbanes-Oxley Act of 2002. In paragraph 4, refer to the Exchange Act Rule 15(d)-15(f). In paragraph 4(d), include the parenthetical referring to “the registrant’s fourth fiscal quarter in the case of an annual report.” Refer to “other certifying officer(s)” throughout.

Response – Management will ensure that the certifications in all future filings are exactly as set forth in the current Item 601(b)(31).

Proxy Statement on Schedule 14A

General

17.	Please revise your disclosure to include the disclosure required by item 407(h) of Regulation S-K regarding board leadership structure.

Response – As the Staff is aware, the Proxy Statement referenced above (originally filed as a Preliminary Proxy Statement on April 22, 2011, and as a Definitive Proxy Statement on May 2, 2011) was distributed to shareholders of the Company in connection with the Annual Meeting of Shareholders held on June 23, 2011.  In subsequent proxy statements for annual or special meetings of the shareholders of the Company, the Company will include disclosure relating to the Board of Directors leadership structure as required by Item 407(h), or such other applicable regulation.

By way of information, the Company’s Board of Directors is currently structured so that one person, Robert G. Pedersen II, holds the position of Chief Executive Officer and Chairman of the Board.  The Proxy Statement indicated in several locations that Mr. Pedersen held both positions, although the Proxy Statement did not include a discussion of the reasons for combining the two positions.  If there is no change in the leadership structure of the Board of Directors before the next annual or special meeting of the Company’s shareholders, the Company anticipates including disclosure substantially as follows in future filings:

Board Leadership Structure

As of the date of this Proxy Statement, one individual, Robert G. Pedersen II, held the position of Chief Executive Officer and Chairman of the Board.  At this time, the Board believes that combining the Chairman and CEO role is most effective for the Company’s leadership and governance. Having one person serve as Chairman and CEO provides unified leadership and direction to the Company and strengthens the ability of the CEO to develop and implement strategic initiatives and respond efficiently in various situations.  Additionally, Mr. Pedersen’s involvement with the Company from inception gives him the ability to understand both the historical position of the Company, as well as direct future implementation of current business plans and strategies.  Additionally, the remaining four members of the Company’s Board are “independent directors” within the meaning of applicable NASDAQ listing standards, and as such, Mr. Pedersen’s abilities to exert control over the Company are limited. Nevertheless, the Company continues to review the merits of separating these offices, and will make such changes as the Board determines to be in the best interests of the Company.

Proposal No. 1 – Election of Directors

18.
Please revise your disclosure to describe the business experience of Mr. Ueyama and Ms. Larabee for the past five years, or clarify your disclosure by adding dates or the duration of employment. Please also remove those portions of Mr. Ueyama’s biography that do not provide an objective background of his experience. Refer to Item 401(e) of Regulation S-K.

Response –In subsequent proxy statements for annual or special meetings of the shareholders of the Company, the Company will revise the disclosures relating to Mr. Ueyama and Ms. Larabee (as well as the other director nominees) and their respective biographies and background information.

Mr. Ueyama’s biography will include the following information (updated as necessary to reflect new information):

Mr. Ueyama is currently the President of Ueyama and Associates, Inc., a consulting firm that has provided tie-up deals and coordination for international clients, including Virgin Group, BBDO Worldwide, and ebank.  He has held this position for 30 years (from 1982). He represented Lady Margaret Thatcher in Japan throughout the 1990s, where he was able to establish a network of corporate and political connections. As a senior executive at Sony Corporation and Sony (UK) Ltd., from 1969 to 1982, Mr. Ueyama was personally in charge of branding the Sony Walkman.

Mr. Ueyama Earned a Bachelor of Arts in Marketing from Hitotsubashi University in Tokyo, Japan, and graduated from the Stanford Executive Program at Stanford University Business School in California, USA.  Mr. Ueyama’s many years of business experience, as well as his extensive contacts and associations in important markets of the Company, led the Nominating and Corporate Governance Committee to conclude that he should continue to serve as a director of the Company.

Ms. Larabee’s biography will include the following information (updated as necessary to reflect new information):

Ms. Larabee is the Associate Vice President for University Advancement at the College of Business and Economics at Boise State University, a position she has held since January 2008. She has campus-wide responsibility for development activities with a focus on the College of Business & Economics where she also serves as an adjunct faculty member.  Prior to her appointment as Associate Vice President, she served as senior development director for the College of Business and Economics at Boise State, from January 2007 through December 2007.  Prior to that, she served as an Adjunct Faculty Member in the College of Business & Economics from January 1987 to December 2007.

From September 1980 to June 2004, Ms. Larabee had a corporate banking career focused on financial problem-solving with clients ranging from start-ups to the Fortune 500.  She is the former Senior Vice President and Western U.S. Regional Manager of the Corporate Banking Division at KeyBank.   Previously she managed middle market teams at U.S. Bank in Portland, Oregon, and served a national client base at Crocker Bank in San Francisco, California.

Ms. Larabee earned a Bachelor of Arts degree in Psychology from Moorhead State University in 1975, and an MBA from Golden Gate University in 1980.  She also completed the Stanford University Graduate School of Business Executive Program in 1984.  Because of Ms. Larabee’s background in economics and finance, the Nominating and Corporate Governance Committee concluded that she should continue to serve as a director of the Company.

19.	Please disclose whether the company has a diversity policy for identifying directors and, if so, how the policy was implemented. Refer to Item 407(c)(2)(vi) of Regulation S-K.

Response –In subsequent proxy statements for annual or special meetings of the shareholders of the Company, the Company will include a statement of whether the Company’s Board has a diversity policy.

The Proxy Statement did disclose the factors that the Company’s Nominating and Corporate Governance Committee considers in connection with making nominations for the Board of Directors.  The disclosure (under the heading “Nomination Process” on page 14) was as follows:

“As contemplated by the Company’s Corporate Governance Guidelines, the Nominating and Corporate Governance Committee reviews the appropriate skills and characteristics required of directors in the context of the current composition of the Board, at least annually. Under the Nominating and Corporate Governance Committee’s charter, the Committee is required to seek candidates with the following minimum qualifications:

-	a candidate must demonstrate integrity, accountability, informed judgment, financial literacy, creativity, and vision;

-	a candidate must be prepared to represent the best interests of all of the Company’s stockholders, not just those of a particular constituency;

-	a candidate must have a record of professional accomplishment in his or her chosen field; and

-	a candidate must be prepared and able to participate fully in Board activities, including membership on Board committees.

Additionally, different factors may assume greater or lesser significance at particular times and the needs of the Board may vary in light of its composition and the Nominating and Corporate Governance Committee's perceptions about future issues and needs.

The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating director nominees. The Nominating and Corporate Governance Committee assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise.  In the event that vacancies are anticipated, or otherwise arise, the Nominating and Corporate Governance Committee considers various potential candidates for director.  Candidates may come to the attention of the Nominating and Corporate Governance Committee through various means, including current directors, stockholder recommendations or other referrals.  Candidates are evaluated at meetings of the Nominating and Corporate Governance Committee, and may be considered at any point during the year.”

The foregoing disclosure, although not specifically highlighting that the Board considers diversity as one of its criteria when evaluating potential nominees, provided significant disclosure about the qualifications, attributes, business experience, and leadership background the Committee seeks in potential nominees to the Company’s Board.  Nevertheless, as noted above, in future proxy statements and similar filings, the Company will include disclosure of whether the Board or the Nominating and Corporate Governance Committee has a specific diversity policy, and related required disclosures in Item 407(c)(vi).

Section 16(a) Beneficial Ownership Reporting Compliance, page 37

20.	Please disclose the number of transactions that were not timely reported by Mr. Harmer during 2010. Refer to Item 405 of Regulation S-K.

Response – In the section of the Proxy Statement relating to Section 16(a) Beneficial Ownership Reporting Compliance, the Company noted that, to its knowledge, Mr. Harmer, who served as a director of the Company during 2010, had had transactions during 2010 that had not been reported on Forms 4, and that Mr. Harmer had not filed a Form 5 for the year 2010.

In connection with the preparation of the Proxy Statement and as required by Item 405(a), the Company reviewed the Section 16(a) filings made by Mr. Harmer.  From its review, the Company noted that Mr. Harmer had filed three Forms 4 during 2010 (which the Company was not required to report in the Proxy Statement as that information is publicly available).

With respect to Mr. Harmer’s Form 5, Item 405(a)(2) provides that a known failure to file a report includes the failure to file a Form 5 in the absence of a written representation that no Form 5 is required.  In connection with the Company’s preparation of the Annual Report and Proxy Statement, the Company sought a statement from Mr. Harmer that no Form 5 filing was required.  Mr. Harmer did not provide such a statement, and as such, pursuant to Item 405(b)(2), the Company disclosed that Mr. Harmer had not filed a Form 5.

With respect to the unreported transactions mentioned by the Company, as described in the Company’s Annual Report (which accompanied the Proxy Statement), the Company engaged in discussions with Mr. Harmer from November 2010 through January 2011 regarding the Distribution and License Agreement with Teleportall, LLC, a business partner of the Company.  During the course of those discussions, the Company learned that Mr. Harmer had had approximately 20 transactions in the Company’s securities that were not disclosed on any Form 4.  In March 2011, as the Company was in settlement negotiations with Mr. Harmer in connection with his exit from the Board of Directors, the Company offered to assist Mr. Harmer with his disclosure obligations and the filing of a Form 5 to disclose the transactions from 2010. Mr. Harmer provided incomplete information regarding approximately 80 transactions (inclusive of the approximately 20 transaction that the Company had earlier learned of), but he never provided information sufficient for the Company to complete a Form 5 for 2010 transactions. The exact number of transactions Mr. Harmer failed to report remains unknown to the Company.   Based on the information provided by Mr. Harmer the Company believed that there could be additional unreported transactions.

Consistent with Item 405(a), based solely on the Company’s review of Forms 4 filed by Mr. Harmer during the Company’s most recent fiscal year, the Company disclosed in the Proxy Statement the information regarding Mr. Harmer’s Section 16(a) compliance.

The Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosures included in SEC filings,

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management appreciates your comments and asks that you direct any questions that you have with respect to the foregoing to the undersigned.

Respectfully,

/s/ Brandon T. O’Brien
Brandon T. O’Brien
Chief Financial Officer